Exhibit 99.1

Condensed Consolidated Interim Financial Statements
September 30, 2024 and 2023
(Unaudited)
(Expressed in U.S. dollars unless otherwise noted)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at September 30, 2024 and December 31, 2023
(Unaudited – in thousands of U.S. dollars)

As at	Note	September 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents		$676,590	$540,473
Term deposits		—	1,136
Accounts receivable and other	5	195,246	122,778
Inventories	6	290,376	235,890
Current derivative assets	18	1,024	2,502
Assets held for sale	4	18,182	27,627
		1,181,418	930,406
Restricted cash		2,380	2,085
Deferred tax assets		14,748	14,748
Other assets	7	261,925	185,209
Non-current derivative assets	18	5,025	7,036
Property, plant and equipment		4,007,052	3,755,559
Goodwill		92,591	92,591
		$5,565,139	$4,987,634
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$307,106	$254,030
Current portion of lease liabilities		5,073	5,020
Current portion of asset retirement obligation		2,367	4,019
Current derivative liabilities	18	24,957	279
Liabilities associated with assets held for sale	4	11,182	10,867
		350,685	274,215
Debt	8	849,196	636,059
Lease liabilities		11,194	12,092
Employee benefit plan obligations		11,137	10,261
Asset retirement obligations		128,153	125,090
Non-current derivative liabilities	18	52,539	18,843
Deferred income tax liabilities		399,986	399,109
		1,802,890	1,475,669
Equity
Share capital	14	3,433,327	3,413,365
Treasury stock		(11,966)	(19,263)
Contributed surplus		2,609,850	2,617,216
Accumulated other comprehensive income (loss)		45,186	(4,751)
Deficit		(2,304,364)	(2,488,420)
Total equity attributable to shareholders of the Company		3,772,033	3,518,147
Attributable to non-controlling interests		(9,784)	(6,182)
		3,762,249	3,511,965
		$5,565,139	$4,987,634
Subsequent events (Note 4)
Approved on behalf of the Board of Directors
    (signed) John Webster    Director        (signed) George Burns    Director
Date of approval: October 31, 2024
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2024	2023	2024	2023
Revenue
Metal sales	9	$331,758	$244,828	$886,866	$701,636

Cost of sales
Production costs		141,225	115,502	392,040	341,347
Depreciation and amortization		64,056	62,983	177,973	189,422
		205,281	178,485	570,013	530,769

Earnings from mine operations		126,477	66,343	316,853	170,867

Exploration and evaluation expenses		8,310	6,288	16,129	16,758
Mine standby costs	10	3,198	3,382	7,821	11,999
General and administrative expenses		7,281	9,291	27,040	29,256
Employee benefit plan expense		1,115	1,277	3,153	3,496
Share-based payments expense	15	4,083	2,045	9,808	5,573
Write-down of assets		2	2,924	1,412	4,972
Foreign exchange loss (gain)		2,527	(1,726)	979	(15,480)
Earnings from operations		99,961	42,862	250,511	114,293

Other income	11	32,773	11,366	18,553	30,454
Finance costs	12	(3,476)	(8,910)	(10,529)	(27,053)
Earnings from continuing operations before income tax		129,258	45,318	258,535	117,694
Income tax expense	13	28,223	51,984	65,986	103,581
Net earnings (loss) from continuing operations		101,035	(6,666)	192,549	14,113
Net loss from discontinued operations, net of tax	4	(9,770)	(1,201)	(12,268)	(3,267)
Net earnings (loss) for the period		$91,265	$(7,867)	$180,281	$10,846

Net earnings (loss) attributable to:
Shareholders of the Company		94,971	(7,998)	184,056	12,207
Non-controlling interests		(3,706)	131	(3,775)	(1,361)
Net earnings (loss) for the period		$91,265	$(7,867)	$180,281	$10,846

Net earnings (loss) attributable to shareholders of the Company:
Continuing operations		101,113	(6,557)	192,691	14,361
Discontinued operations		(6,142)	(1,441)	(8,635)	(2,154)
		$94,971	$(7,998)	$184,056	$12,207

Net (loss) earnings attributable to non-controlling interests:
Continuing operations		(78)	(109)	(142)	(248)
Discontinued operations		(3,628)	240	(3,633)	(1,113)
		$(3,706)	$131	$(3,775)	$(1,361)

Weighted average number of shares outstanding:
Basic	14	204,520,670	202,471,872	203,770,089	191,786,143
Diluted	14	206,146,570	202,471,872	205,257,479	192,642,696

Net earnings (loss) per share attributable to shareholders of the Company:
Basic earnings (loss) per share		$0.46	$(0.04)	$0.90	$0.06
Diluted earnings (loss) per share		$0.46	$(0.04)	$0.90	$0.06

Net earnings (loss) per share attributable to shareholders of the Company - Continuing operations:
Basic earnings (loss) per share		$0.49	$(0.03)	$0.95	$0.07
Diluted earnings (loss) per share		$0.49	$(0.03)	$0.94	$0.07
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023

Net earnings (loss) for the period	$91,265	$(7,867)	$180,281	$10,846
Other comprehensive income (loss):
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities	2,739	3,375	57,984	30,872
Income tax expense on change in fair value of investments in marketable securities	(339)	(476)	(7,787)	(1,657)
Actuarial gains (losses) on employee benefit plans	413	(2,028)	(342)	(5,693)
Income tax (expense) recovery on actuarial losses on employee benefit plans	(96)	386	82	1,082
Total other comprehensive income for the period	2,717	1,257	49,937	24,604
Total comprehensive income (loss) for the period	$93,982	$(6,610)	$230,218	$35,450

Attributable to:
Shareholders of the Company	97,688	(6,741)	233,993	36,811
Non-controlling interests	(3,706)	131	(3,775)	(1,361)
	$93,982	$(6,610)	$230,218	$35,450

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2024	2023	2024	2023
Cash flows generated from (used in):
Operating activities
Net earnings (loss) from continuing operations		$101,035	$(6,666)	$192,549	$14,113
Adjustments for:
Depreciation and amortization		64,944	63,789	180,608	191,803
Finance costs	12	3,476	8,910	10,529	27,053
Interest income	11	(6,060)	(5,334)	(17,346)	(11,784)
Unrealized foreign exchange loss (gain)		1,797	(1,736)	3,134	(13,961)
Income tax expense	13	28,223	51,984	65,986	103,581
Loss (gain) on disposal of assets		273	(60)	830	707
Unrealized loss (gain) on derivative contracts	11	33,055	(5,957)	61,908	(14,979)
Write-down of assets		2	2,924	1,412	4,972
Realized loss (gain) on derivative contracts	11	39	(7)	(423)	(2)
Share-based payments expense	15	4,083	2,045	9,808	5,573
Non-cash gain on deferred consideration	5	(60,000)	—	(60,000)	—
Employee benefit plan expense		1,115	1,277	3,153	3,496
		171,982	111,169	452,148	310,572
Property reclamation payments		(926)	(583)	(2,419)	(2,539)
Employee benefit plan payments		(255)	(704)	(1,175)	(4,815)
Settlement of derivative contracts		(39)	7	423	2
Income taxes paid		(10,308)	(17,727)	(59,349)	(41,864)
Interest received		6,060	5,334	17,346	11,784
Changes in non-cash working capital	16	14,385	10,584	(18,575)	(49,872)
Net cash generated from operating activities of continuing operations		180,899	108,080	388,399	223,268
Net cash used in operating activities of discontinued operations	4	(75)	(84)	(293)	(15)

Investing activities
Additions to property, plant and equipment		(169,337)	(114,597)	(423,117)	(273,101)
Capitalized interest paid		(9,136)	(7,302)	(23,224)	(7,829)
Proceeds from the sale of property, plant and equipment		232	201	248	1,386
Value added taxes related to mineral property expenditures, net		(5,968)	(5,656)	(8,593)	(20,158)
Purchase of marketable securities and investment in debt securities		—	—	(11,130)	(633)
Decrease in term deposits		—	—	1,136	35,000
Net cash used in investing activities of continuing operations		(184,209)	(127,354)	(464,680)	(265,335)

Financing activities
Issuance of common shares for cash, net of share issuance costs		1,340	(62)	13,659	166,747
Contributions from non-controlling interests		—	—	173	265
Proceeds from Term Facility - commercial loans and RRF loans	8	92,207	43,529	218,810	114,737
Proceeds from Term Facility - VAT facility	8	18,034	8,517	37,340	9,052
Repayments of Term Facility - VAT facility	8	(15,473)	—	(30,962)	—
Term Facility loan financing costs		—	(102)	—	(17,274)
Term Facility commitment fees		—	—	(2,201)	(2,529)
Senior Secured Credit Facility refinancing costs		(2,072)	—	(2,222)	—
Interest paid		(7,986)	(10,063)	(17,875)	(27,762)
Principal portion of lease liabilities		(1,202)	(948)	(3,366)	(2,793)
Purchase of treasury stock		—	(1,131)	(958)	(1,131)
Net cash generated from financing activities of continuing operations		84,848	39,740	212,398	239,312

Net increase in cash and cash equivalents		81,463	20,382	135,824	197,230
Cash and cash equivalents - beginning of period		595,052	456,583	540,473	279,735
Change in cash in disposal group held for sale		75	(341)	293	(341)
Cash and cash equivalents - end of period		$676,590	$476,624	$676,590	$476,624
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2024	2023	2024	2023
Share capital
Balance beginning of period		$3,431,267	$3,410,609	$3,413,365	$3,241,644
Shares issued upon exercise of share options		1,465	71	13,784	5,211
Shares issued upon exercise of performance share units		—	—	499	—
Transfer of contributed surplus on exercise of options		595	31	5,679	2,199
Shares issued in private placements, net of share issuance costs		—	(12)	—	66,764
Shares issued to the public, net of share issuance costs		—	(163)	—	94,718
Balance end of period	14	$3,433,327	$3,410,536	$3,433,327	$3,410,536

Treasury stock
Balance beginning of period		$(12,157)	$(14,821)	$(19,263)	$(20,454)
Purchase of treasury stock		—	(1,131)	(958)	(1,131)
Shares redeemed upon exercise of restricted share units		191	—	8,255	5,633
Balance end of period		$(11,966)	$(15,952)	$(11,966)	$(15,952)

Contributed surplus
Balance beginning of period		$2,607,572	$2,612,685	$2,617,216	$2,618,212
Share-based payment arrangements		3,064	2,523	7,067	4,797
Shares redeemed upon exercise of restricted share units		(191)	—	(8,255)	(5,633)
Shares redeemed upon exercise of performance share units		—	—	(499)	—
Transfer to share capital on exercise of options		(595)	(31)	(5,679)	(2,199)
Balance end of period		$2,609,850	$2,615,177	$2,609,850	$2,615,177

Accumulated other comprehensive income (loss)
Balance beginning of period		$42,469	$(18,937)	$(4,751)	$(42,284)
Other comprehensive income for the period attributable to shareholders of the Company		2,717	1,257	49,937	24,604
Balance end of period		$45,186	$(17,680)	$45,186	$(17,680)

Deficit
Balance beginning of period		$(2,399,335)	$(2,572,845)	$(2,488,420)	$(2,593,050)
Net earnings (loss) attributable to shareholders of the Company		94,971	(7,998)	184,056	12,207
Balance end of period		$(2,304,364)	$(2,580,843)	$(2,304,364)	$(2,580,843)
Total equity attributable to shareholders of the Company		$3,772,033	$3,411,238	$3,772,033	$3,411,238

Non-controlling interests
Balance beginning of period		$(6,078)	$(4,427)	$(6,182)	$(3,200)
(Loss) earnings attributable to non-controlling interests		(3,706)	131	(3,775)	(1,361)
Contributions from non-controlling interests		—	—	173	265
Balance end of period		$(9,784)	$(4,296)	$(9,784)	$(4,296)
Total equity		$3,762,249	$3,406,942	$3,762,249	$3,406,942

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkiye, Canada, and Greece.
Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and is incorporated under the Canada Business Corporations Act.
The Company's head office and principal address is located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2023.
The same accounting policies were used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual consolidated financial statements except as described below for adoption of new accounting standards and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.
All amounts are presented in U.S. dollars ("$") unless otherwise stated.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on October 31, 2024.
(b)Critical accounting estimates and judgements
The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the audited annual consolidated financial statements as at and for the year ended December 31, 2023.

3. Material accounting policies
Adoption of new accounting standards
The following amendments to standards were effective for annual periods beginning on or after January 1, 2024:
•Narrow scope amendments to IAS 1 Presentation of Financial Statements - Classification of liabilities as current or non-current.
•Narrow scope amendments to IAS 1 Presentation of Financial Statements - Non-current liabilities with covenants.
There was no material impact on the Company's consolidated financial statements from the adoption of these amendments.
(1)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
4. Disposal group held for sale & discontinued operations
Certej project
On October 7, 2024, the Company entered into a share purchase agreement ("SPA") to sell the Certej project, a non-core gold asset in the Romania segment. The sale is subject to certain closing conditions.
Consideration includes:
•$0.5 million cash deposit received upon signing of the SPA;
•$3.5 million cash upon closing of the transaction;
•$4.0 million of common shares of the purchasing company upon closing;
•deferred consideration of $22.0 million in cash, with $2.0 million payable within 45 days after the issuance of a zonal urbanization plan ("PUZ"), and $10.0 million payable on both the first and second anniversary following the receipt of both the PUZ and the building permit; and
•the Company will retain a 1.5% net smelter return royalty on the project.
During the third quarter of 2024, the Company recorded impairment of $8.7 million on the Certej project to recognize property, plant and equipment expenditures at their estimated fair value, based on a plan to sell the asset and completion of the agreement.
At September 30, 2024, the disposal group was stated at fair value less costs to sell and comprised the following assets and liabilities:

	September 30, 2024	December 31, 2023

Cash	$477	$770
Accounts receivable and other	1,118	1,276
Inventories	1,657	1,586
Property, plant, and equipment	14,930	23,995
Assets held for sale	$18,182	$27,627

Accounts payable and accrued liabilities	$(208)	$(228)
Asset retirement obligations	(10,974)	(10,639)
Liabilities associated with assets held for sale	$(11,182)	$(10,867)

The fair value measurement for the disposal group has been categorized as a Level 3 fair value based on the expected cash consideration of a sale, less estimated costs of disposal.

(2)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
4. Disposal group held for sale & discontinued operations (continued)
The results from operations of the Romanian reporting segment include:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Expenses	$(1,083)	$(1,201)	$(3,581)	$(3,267)
Impairment of property and equipment	(8,687)	—	(8,687)	—
Loss from operations	(9,770)	(1,201)	(12,268)	(3,267)
Income tax expense	—	—	—	—
Loss from discontinued operations, net of tax	$(9,770)	$(1,201)	$(12,268)	$(3,267)
Loss from discontinued operations attributable to shareholders of the Company	$(6,142)	$(1,441)	$(8,635)	$(2,154)
(Loss) earnings from discontinued operations attributable to non-controlling interest	$(3,628)	$240	$(3,633)	$(1,113)

Basic and diluted loss per share attributable to shareholders of the Company	$(0.03)	$(0.01)	$(0.04)	$(0.01)

Net cash used in operating activities of the Romanian reporting segment during the three and nine months ended September 30, 2024 was $0.1 million and $0.3 million, respectively. Net cash used in operating activities during the three and nine months ended September 30, 2023 was $0.1 million and $0.0 million, respectively.

(3)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
5. Accounts receivable and other

	September 30, 2024	December 31, 2023

Trade receivables	$53,594	$49,387
Value added tax and other taxes recoverable	29,685	29,465
Other receivables and advances	26,067	21,097
Prepaid expenses and deposits	24,730	19,997
Investment in marketable securities and debt securities	1,170	2,832
Deferred consideration (i)	60,000	—
	$195,246	$122,778

(i) Deferred Consideration
On October 27, 2021, the Company completed a sale of the Tocantinzinho Project ("TZ"), a non-core gold asset, located in Brazil. The Company entered into a definitive agreement (the "GMIN Agreement") with G Mining Ventures Corp. (“GMIN”) to divest TZ. Under the terms of the GMIN Agreement, Eldorado will receive a deferred consideration of $60 million in cash to be paid following TZ commencing commercial production, payable on or before the first anniversary of commercial production (“Deferred Consideration”). GMIN declared commercial production on September 3, 2024. Six to nine months after commercial production is achieved, GMIN has the option to notify Eldorado and to defer 50% of the Deferred Consideration at a cost of $5 million, in which case $30 million is payable upon the first anniversary of the commencement of commercial production and $35 million is payable upon the second anniversary of the commencement of commercial production.

6. Inventories

	September 30, 2024	December 31, 2023

Ore stockpiles	$12,421	$9,856
In-process inventory and finished goods	154,568	102,884
Materials and supplies	123,387	123,150
	$290,376	$235,890

7. Other assets

	September 30, 2024	December 31, 2023

Investments in marketable securities and debt securities	$173,252	$105,966
Long-term value added tax and other taxes recoverable	83,797	74,495
Prepaid loan costs	3,841	3,175
Prepaid forestry fees	982	1,403
Other	53	170
	$261,925	$185,209

(4)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
8. Debt

	September 30, 2024	December 31, 2023

Senior Notes, net of unamortized transaction fees of $4,729 (2023 – $5,325) and initial redemption option of $3,243	$498,514	$498,326
Redemption option derivative asset	(12,684)	(5,635)
Term Facility commercial loans, net of unamortized transaction fees of $21,602	251,573	100,890
Term Facility RRF loans, net of unamortized transaction fees of $5,631	102,690	39,209
Term Facility revolving VAT facility, net of unamortized transaction fees of $615	9,103	3,269
	$849,196	$636,059

(a) Senior Notes
On August 26, 2021, the Company completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “Senior Notes”). The Senior Notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022.
The Senior Notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company.
The Senior Notes contain certain redemption features that constitute an embedded derivative asset, which is recognized separately at fair value and is classified as fair value through profit and loss. The increase in fair value for the nine months ended September 30, 2024 of $7.0 million and the increase in fair value for the three months ended September 30, 2024 of $5.0 million is recognized in finance costs (the decrease in fair value for the three and nine months ended September 30, 2023 was $1.5 million and $2.0 million respectively).
The Senior Notes contain covenants that restrict, among other things, distributions in certain circumstances and sales of certain material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants as at September 30, 2024.
The fair market value of the Senior Notes as at September 30, 2024 is $498.0 million (December 31, 2023 – $471.6 million).
(b) Skouries Project Financing Facility ("Term Facility")
On April 5, 2023, the Company completed the €680.4 million Term Facility for the development of the Skouries project in Northern Greece. The Term Facility includes €200.0 million of funds from the Greek Recovery and Resilience Facility (the "RRF"). The Term Facility also provides a €30.0 million revolving credit facility to fund reimbursable value added tax ("VAT") expenditures relating to the Skouries project. The project financing further includes a Contingent Overrun Facility for an additional 10% of capital costs, funded as to 80% by the lenders and as to 20% by Hellas Gold Single Member S.A. ("Hellas"). The Term Facility is non-recourse to Eldorado Gold Corporation and is secured by the Skouries project and the Hellas operating assets.
The Company's equity commitment for the project is backstopped by a letter of credit in the amount of €126.2 million ($141.3 million) as at September 30, 2024, issued under the Company's $350 million senior secured credit facility ("Credit Facility") (Note 8(c)). The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries project.
(5)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
8. Debt (continued)
(b) Skouries Project Financing Facility ("Term Facility") (continued)
The Term Facility includes the following components:
i.€480.4 million commercial loans at a variable interest rate comprised of six-months EURIBOR plus a fixed margin, with 70% of the variable rate exposure to be economically hedged through an interest rate swap for the term of the facility (Note 18(e)).
ii.€100.0 million initial RRF loans at a fixed interest rate of 3.04% for the term of the facility.
iii.€100.0 million additional RRF loan at a fixed interest rate of 4.06% for the term of the facility.
In the nine months ended September 30, 2024, the Company completed five drawdowns on the Term Facility totalling €201.8 million ($218.8 million), including €138.7 million ($150.4 million) of commercial loans and €63.1 million ($68.4 million) from the RRF loans. Additionally, in the nine months ended September 30, 2024, the Company completed drawdowns on the VAT revolving credit facility totalling €34.3 million ($37.3 million) and made repayments of €28.6 million ($31.0 million) during the period.
In April 2023, in accordance with the requirements of the Term Facility, the Company entered into a secured hedging program including gold and copper commodity swaps, an interest rate swap and U.S. dollar to Euro forward contracts (Note 18(d),(e),(f)).
Drawings from the Term Facility will continue on a periodic basis through the earlier of March 31, 2026 or three months following completion of the Skouries project. There is a deferral option, which if exercised, will extend drawings from the facility through the earlier of August 26, 2026 or three months following completion of the Skouries project.
Repayment of the commercial loans, the RRF loans, and the Contingent Overrun Facility will commence on June 30, 2026, with 14 semi-annual installments, through to December 31, 2032. If the deferral option is exercised, repayment will commence on December 31, 2026, with 13 semi-annual installments, through to December 31, 2032.
Proceeds from the VAT Facility will be drawn and repaid on a revolving basis, with a maturity date of the earlier of June 30, 2027 or 18 months following completion of the Skouries project.
The Term Facility contains a number of standard financial covenants, including debt service and leverage ratios. The Company is in compliance with its covenants as at September 30, 2024.
As at September 30, 2024, €126.7 million ($141.8 million) (December 31, 2023 - €86.8 million ($95.9 million)) of cash and cash equivalents are designated for the use of constructing the Skouries project and to fund reimbursable VAT expenditures relating to the Skouries project. As at September 30, 2024, this amount includes proceeds from the Term Facility of €126.7 million ($141.8 million) (December 31, 2023 - €86.8 million ($95.9 million)).
(c) Senior Secured Credit Facility
On June 27, 2024, the Company entered into an agreement with a syndicate of lenders to increase the existing Credit Facility from $250 million to $350 million, with an option to increase the available credit by $100 million through an accordion feature, and to extend the facility to a maturity date of June 27, 2028.
The Company's equity commitment for the Skouries project is backstopped by a letter of credit issued under the Credit Facility. As at September 30, 2024, after giving effect to investments in the project to date (including the proceeds of an equity investment in Eldorado of C$81.5 million by the European Bank for Reconstruction and Development in June, 2023), the amount outstanding under the letter of credit for Skouries was €126.2 million ($141.3 million) and the Company's available balance under the Credit Facility was $208.4 million. The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries project.

(6)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
9. Revenue
For the three months ended September 30, 2024, revenue from contracts with customers by product and segment was as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$101,491	$111,166	$—	$212,657
Gold revenue - concentrate	50,960	—	40,464	91,424
Silver revenue - doré	728	387	—	1,115
Silver revenue - concentrate	1,385	—	10,271	11,656
Lead concentrate	—	—	6,006	6,006
Zinc concentrate	—	—	8,567	8,567
Revenue from contracts with customers	$154,564	$111,553	$65,308	$331,425
(Loss) gain on revaluation of derivatives in trade receivables - gold	(65)	—	816	751
Loss on revaluation of derivatives in trade receivables - other metals	—	—	(418)	(418)
	$154,499	$111,553	$65,706	$331,758

For the three months ended September 30, 2023, revenue from contracts with customers by product and segment were as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$74,486	$78,745	$—	$153,231
Gold revenue - concentrate	39,860	—	30,299	70,159
Silver revenue - doré	677	378	—	1,055
Silver revenue - concentrate	990	—	8,998	9,988
Lead concentrate	—	—	7,487	7,487
Zinc concentrate	—	—	3,661	3,661
Revenue from contracts with customers	$116,013	$79,123	$50,445	$245,581
Loss on revaluation of derivatives in trade receivables - gold	(1,749)	—	(501)	(2,250)
Gain on revaluation of derivatives in trade receivables - other metals	—	—	1,497	1,497
	$114,264	$79,123	$51,441	$244,828
(7)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
9. Revenue (continued)
For the nine months ended September 30, 2024, revenue from contracts with customers by product and segment were as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$270,772	$306,552	$—	$577,324
Gold revenue - concentrate	143,102	—	100,835	243,937
Silver revenue - doré	2,490	1,294	—	3,784
Silver revenue - concentrate	4,739	—	22,973	27,712
Lead concentrate	—	—	14,324	14,324
Zinc concentrate	—	—	16,717	16,717
Revenue from contracts with customers	$421,103	$307,846	$154,849	$883,798
Gain on revaluation of derivatives in trade receivables - gold	1,076	—	191	1,267
Gain on revaluation of derivatives in trade receivables - other metals	—	—	1,801	1,801
	$422,179	$307,846	$156,841	$886,866

For the nine months ended September 30, 2023, revenue from contracts with customers by product and segment were as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$209,613	$230,217	$—	$439,830
Gold revenue - concentrate	122,263	—	81,071	203,334
Silver revenue - doré	2,307	1,157	—	3,464
Silver revenue - concentrate	3,285	—	23,892	27,177
Lead concentrate	—	—	20,450	20,450
Zinc concentrate	—	—	12,018	12,018
Revenue from contracts with customers	$337,468	$231,374	$137,431	$706,273
Loss on revaluation of derivatives in trade receivables - gold	(1,683)	—	(1,321)	(3,004)
Loss on revaluation of derivatives in trade receivables - other metals	—	—	(1,633)	(1,633)
	$335,785	$231,374	$134,477	$701,636

10. Mine standby costs

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Stratoni	$1,842	$2,960	$4,866	$8,858
Other mine standby costs	1,356	422	2,955	3,141
	$3,198	$3,382	$7,821	$11,999

(8)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
11. Other income

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Unrealized (loss) gain on derivative instruments	$(33,055)	$5,957	$(61,908)	$14,979
Interest income	6,060	5,334	17,346	11,784
Realized (loss) gain on derivative instruments	(39)	7	423	2
Gain on sale of the Tocantinzinho project (Note 5)	60,000	—	60,000	—
Other	(193)	68	2,692	3,689
	$32,773	$11,366	$18,553	$30,454

12. Finance costs

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Interest cost on Senior Notes	$7,876	$7,872	$23,625	$23,613
Interest cost on Term Facility	5,270	1,374	11,581	2,002
Other interest and financing costs	2,561	2,131	1,013	5,458
Change in fair value of redemption option derivative (Note 8)	(5,020)	1,471	(7,049)	2,022
Asset retirement obligation accretion	1,217	1,075	3,651	3,224
Interest expense on lease liabilities	431	428	1,222	1,303
Total finance costs	$12,335	$14,351	$34,043	$37,622
Less: capitalized interest	(8,859)	(5,441)	(23,514)	(10,569)
	$3,476	$8,910	$10,529	$27,053

13. Income tax expense

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Current tax expense	$39,634	$21,343	$72,813	$63,642
Deferred tax (recovery) expense	(11,411)	30,641	(6,827)	39,939
	$28,223	$51,984	$65,986	$103,581
(9)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
14. Share capital and earnings per share
(a) Share capital

	2024		2023
Voting common shares	Number of Shares	Total	Number of Shares	Total

Balance at January 1,	203,138,351	$3,413,365	184,800,571	$3,241,644
Shares issued upon exercise of share options	1,743,271	13,784	716,415	5,211
Shares issued on redemption of performance share units	27,874	499	—	—
Estimated fair value of share options exercised transferred from contributed surplus	—	5,679	—	2,199
Shares issued for private placement with EBRD, net of issuance costs	—	—	6,269,231	60,136
Shares issued for bought deal offering, net of issuance costs	—	—	10,400,000	94,718
Flow-through shares issued, net of issuance costs and premium	—	—	680,900	6,628
Balance at September 30,	204,909,496	$3,433,327	202,867,117	$3,410,536

(b) Earnings per share
The weighted average number of common shares for the purposes of diluted earnings per share reconciles to the weighted average number of common shares used in the calculation of basic earnings per share as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Weighted average number of common shares used in the calculation of basic earnings per share	204,520,670	202,471,872	203,770,089	191,786,143
Dilutive impact of share options	762,096	—	639,606	506,863
Dilutive impact of restricted share units and restricted share units with performance criteria	294,125	—	428,958	344,631
Dilutive impact of performance share units	569,679	—	418,826	5,059
Weighted average number of common shares used in the calculation of diluted earnings per share	206,146,570	202,471,872	205,257,479	192,642,696

As at September 30, 2024, 16,218 options (September 30, 2023 – 2,555,054) were excluded from the dilutive weighted-average number of common shares calculation because their effect would have been anti-dilutive.
As the three months ended September 30, 2023 was in a net loss position, 410,312 share options, 272,210 restricted stock units ("RSU's") and RSU's with performance criteria, and 7,059 performance share units ("PSU's") were anti-dilutive.
(10)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
15. Share-based payments expense

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Share options	$1,009	$599	$2,794	$1,832
Restricted shares with no performance criteria	966	668	2,569	1,099
Restricted shares with performance criteria	—	342	(630)	130
Performance shares	1,089	914	2,334	1,736
Deferred units	1,019	(478)	2,741	776
	$4,083	$2,045	$9,808	$5,573

16. Supplementary cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Changes in non-cash working capital:
Accounts receivable and other	$(19,553)	$(10,107)	$(20,586)	$(14,620)
Inventories	(13,670)	(2,996)	(31,515)	(29,591)
Accounts payable and accrued liabilities	47,608	23,687	33,526	(5,661)
	$14,385	$10,584	$(18,575)	$(49,872)

17. Commitments and contractual obligations
The Company's commitments and contractual obligations that had significant changes as at September 30, 2024 compared to December 31, 2023 include:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Over 5 Years	Total

Debt - Term Facility*	$—	$47,807	$76,178	$76,178	$76,178	$130,835	$407,176
Purchase obligations and other commitments	$2,943	$957	$436	$2	$—	$—	$4,338
* Does not include interest on debt.
Purchase obligations relate primarily to capital projects at Kisladag and Olympias.

(11)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
18. Derivative financial instruments

	September 30, 2024	December 31, 2023

Assets
Foreign currency collars	$50	$1,338
Euro forward contracts	929	1,513
Interest rate swaps	—	458
Foreign currency forward contracts	5,070	6,229
Total derivative assets	$6,049	$9,538

Classified as:	September 30, 2024	December 31, 2023

Current	$1,024	$2,502
Non-current	5,025	7,036
	$6,049	$9,538

	September 30, 2024	December 31, 2023

Liabilities
Euro forward contracts	$8	$35
Gold collars	35,697	3,026
Gold commodity swaps	19,041	2,966
Copper commodity swaps	9,469	1,032
Interest rate swaps	13,281	12,063
Total derivative liabilities	$77,496	$19,122

Classified as:	September 30, 2024	December 31, 2023

Current	$24,957	$279
Non-current	52,539	18,843
	$77,496	$19,122

(12)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
18. Derivative financial instruments (continued)
(a)Foreign Currency Collars
During 2023, the Company entered into zero-cost collars (purchase of a put option and sale of a call option) to reduce the risk associated with fluctuations of the Euro and Canadian dollar at Olympias and Lamaque, respectively. These derivatives set a band within which the Company expects to be able to protect against currency movements, either above or below specific strike prices. These derivatives are not designated as hedging instruments. Changes in the fair value of the foreign currency collars are recorded in other income (expense).
As at September 30, 2024, the Company's outstanding currency derivative instruments were as follows:

2024
Canadian dollar collars
Canadian dollar contracts	US$27,000
Weighted average put strike price (USD:CDN)	1.30
Weighted average call strike price (USD:CDN)	1.44

Euro collars
Euro contracts	€19,500
Weighted average put strike price (EUR:USD)	1.14
Weighted average call strike price (EUR:USD)	1.03

Canadian dollar collars totalling $81.0 million and Euro collars totalling €58.5 million expired in the nine months ended September 30, 2024 without financial settlement.

(b)Euro Forward Contracts
In August 2023, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Company’s equity commitment for the Skouries project. From October 2024 to May 2025, €5.0 million will be delivered to the Company every month at a forward rate of EUR/USD 1.1160.
In October 2023, the Company entered into additional foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate. From October 2024 to May 2025, €2.5 million will be delivered to the Company every month at a forward rate of EUR/USD 1.0785.
The foreign currency forward contracts have not been designated as hedging instruments. Changes in the fair value of the foreign currency forward contracts and settlement (losses) and gains will be recorded in other income (expense).
During the three months ended September 30, 2024, €22.5 million was delivered to the Company, on which a $0.0 million realized loss was recognized. During the nine months ended September 30, 2024, €30.0 million was delivered to the Company, on which a $0.3 million realized loss was recognized.

(c)Gold Collars
In May 2023, the Company entered into zero-cost collars (purchase of a put option and sale of a call option) to reduce the risk associated with fluctuations of the price of gold and to manage cash flow variability during the construction period of Skouries. These derivatives set a band within which the Company expects to be able to protect against gold price movements, either above or below specific strike prices. Under the gold collars, 16,667 ounces settle monthly during the period from June 2023 through December 2025.
(13)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
18. Derivative financial instruments (continued)
(c)     Gold Collars (continued)
These derivatives are not designated as hedging instruments. Changes in the fair value of the gold collars are recorded in other income (expense).
As at September 30, 2024, the Company's outstanding gold collars were as follows:

	2024	2025

Gold ounces	50,001	200,004
Weighted average put strike price per ounce	US$1,800	US$1,900
Weighted average call strike price per ounce	US$2,765	US$2,667
Gold collars totalling 150,003 ounces expired in the nine months ended September 30, 2024 without financial settlement.

(d)Gold and Copper Commodity Swaps
In April 2023, in conjunction with the Term Facility, the Company entered into gold and copper commodity swap contracts for settlement on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026. The gold commodity swap contracts total 32,000 ounces at a forward price of US$2,160 per ounce and will be financially settled. The copper commodity swap contracts total 6,160 tonnes of copper at a forward price of US$8,525 per tonne and will be financially settled.
These derivatives have not been designated as hedging instruments. Changes in the fair value of the gold and copper forward sales contracts are recorded in other income (expense).

(e)Interest Rate Swaps
In April 2023, in conjunction with the Term Facility, the Company entered into interest rate swaps covering 70% of the variable interest rate exposure under the six-months EURIBOR index. The interest rate swaps have a fixed rate of 3.11% and mature on December 31, 2032. The interest payment frequency is every six months.
The interest rate swaps have not been designated as hedging instruments. Changes in the fair value of the interest rate swaps are recorded in other income (expense).
During the nine months ended September 30, 2024, the Company recognized a $0.7 million gain on interest rate swap settlements. There were no settlements of interest rate swaps for the three months ended September 30, 2024.
In June 2024, the Company entered into interest rate swaps with an effective date of December 31, 2025, for a notional amount of €42.0 million, under the six-months EURIBOR index. The interest rate swaps have a fixed rate of 2.748% and mature on December 31, 2032. The interest payment frequency is every six months.

(f)Foreign Currency Forward Contracts
In April 2023, in conjunction with the Term Facility, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Term Facility repayments. From June 30, 2026 to December 31, 2029, €17.0 million will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1473. From June 28, 2030 to December 30, 2032, €11.4 million will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1704.
The foreign currency forward contracts have not been designated as hedging instruments. Changes in the fair value of the foreign currency forward contracts will be recorded in other income (expense).

(14)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
19. Financial instruments by category
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:
•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
•Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
Assets and liabilities measured at fair value as at September 30, 2024 and December 31, 2023 are as follows:

	September 30, 2024			December 31, 2023
	Carrying amount		Fair value	Carrying amount		Fair value
	Level 1(14)	Level 2		Level 1(13)	Level 2

Marketable securities (1)	167,821	—	167,821	100,794	—	100,794
Investments in debt securities (2)	6,601	—	6,601	8,004	—	8,004
Settlement receivables (3)	—	53,594	53,594	—	49,387	49,387
Deferred consideration (4)	60,000	—	60,000	—	—	—
Redemption option derivative asset (5)	—	12,684	12,684	—	5,635	5,635
Senior Notes, excluding derivative asset (6)	—	(498,514)	(498,000)	—	(498,326)	(471,600)
Term Facility - commercial loans (7)	—	(251,573)	(251,573)	—	(100,890)	(100,890)
Term Facility - RRF loans (7)	—	(102,690)	(102,690)	—	(39,209)	(39,209)
Term Facility - revolving VAT facility (7)	—	(9,103)	(9,103)	—	(3,269)	(3,269)
Foreign currency collars - assets (8)	—	50	50	—	1,338	1,338
Euro forward contracts - assets (9)	—	929	929	—	1,513	1,513
Euro forward contracts - liabilities (9)	—	(8)	(8)	—	(35)	(35)
Gold collars - liabilities (10)	—	(35,697)	(35,697)	—	(3,026)	(3,026)
Gold commodity swaps - liabilities (11)	—	(19,041)	(19,041)	—	(2,966)	(2,966)
Copper commodity swaps - liabilities (11)	—	(9,469)	(9,469)	—	(1,032)	(1,032)
Interest rate swaps - assets (12)	—	—	—	—	458	458
Interest rate swaps - liabilities (12)	—	(13,281)	(13,281)	—	(12,063)	(12,063)
Foreign currency forward contracts - assets (13)	—	5,070	5,070	—	6,229	6,229
Net financial assets (liabilities)	$234,422	$(867,049)	$(632,113)	$108,798	$(596,256)	$(460,732)

(1)Marketable securities include publicly-traded equity investments classified as fair value through other comprehensive income.
(2)Investments in debt securities include publicly-traded debt securities classified as fair value through other comprehensive income.
(3)Settlement receivables arise from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss with fair value determined based on forward metal prices for the quotational period. Changes in fair value are recorded in revenue.
(4)On October 27, 2021, the Company completed a sale of the Tocantinzinho Project ("TZ"), a non-core gold asset, located in Brazil. Under the terms of the sale agreement, Eldorado will receive a deferred consideration of $60 million in cash to be paid subject to TZ commencing commercial production, payable on or before the first anniversary of commercial production (Note 5).
(5)The redemption option derivative asset associated with the Senior Notes is an embedded derivative separately recognized to reflect the redemption features of the Senior Notes and is classified as fair value through profit and loss (Note 8) with fair value based on models using observable interest rate inputs. Changes in fair value are recorded in finance costs.
(15)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
19. Financial instruments by category (continued)

(6)Senior Notes, excluding the redemption option derivative asset (Note 8), is carried at amortized cost. The fair value of the Senior Notes is based on observable prices in active markets.
(7)The Term Facility (Note 8) is carried at amortized cost. The fair value of the Term Facility approximates the carrying amount.
(8)Canadian dollar and Euro zero-cost collars classified as fair value through profit and loss (Note 18(a)) with fair value based on observable forward foreign exchange rates.
(9)Euro forward contracts classified as fair value through profit and loss (Note 18(b)) with fair value based on observable forward foreign exchange rates.
(10)Gold zero-cost collars classified as fair value through profit and loss (Note 18(c)) with fair value based on observable forward metal prices.
(11)Gold and copper commodity swaps classified as fair value through profit and loss (Note 18(d)) with fair value based on observable forward metal prices.
(12)Interest rate swaps classified as fair value through profit and loss (Note 18(e)) with fair value based on observable forward interest rates.
(13)U.S. dollar to Euro forward contracts classified as fair value through profit and loss (Note 18(f)) with fair value based on observable forward foreign exchange rates.
(14)The fair value of financial instruments traded in active markets are based on quoted market prices at the date of the statements of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price.

There were no amounts transferred between levels of the fair value hierarchy during the nine months ended September 30, 2024. Financial assets and liabilities carried at amortized cost and whose carrying amount approximates fair values due to their short-term maturities are excluded from the table. This includes cash and cash equivalents, term deposits, other receivables and advances, accounts payable and accrued liabilities.
(16)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
20. Financial risk management
Eldorado’s activities expose it to a variety of financial risks. Significant changes to the Company’s financial risks and overall risk management program as at September 30, 2024 are outlined below.
Foreign Exchange Risk
The Company is exposed to foreign exchange risk arising from transactions denominated in foreign currencies, particularly from its operations in Turkiye, Canada and Greece.
The Company continues to use zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar (Note 18(a)) at the Olympias mine and Lamaque operations, respectively.
In conjunction with the Term Facility, the Company also uses foreign currency forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Company’s equity commitment for the Skouries project (Note 18(b)), and a portion of the Term Facility repayments (Note 18(f)), reducing its exposure to foreign exchange risk.
Metal Price and Global Market Risk
The Company is subject to price risk for fluctuations in the market price of gold and other metals.
In conjunction with the Term Facility, the Company continues to use gold and copper commodity swap contracts, reducing its exposure to fluctuations in future metal prices. The contracts settle on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026 (Note 18(d)).
The Company also uses zero-cost gold collars to reduce the risk associated with fluctuations of the price of gold and to manage cash flow variability during the construction period of Skouries. Under the gold collars, 16,667 ounces settle monthly during the period from June 2023 through December 2025 (Note 18(c)).
Interest Rate Risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.
Borrowings under the Term Facility include amounts at variable rates based on six-months EURIBOR index. To reduce interest rate risk, the Company has entered into an interest rate swap covering 70% of the variable interest rate exposure related to the Term Facility (Note 18(e)).
Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.
The Company manages credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. The Company also monitors the credit ratings of all financial institutions in which it holds cash and investments.
Liquidity Risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.
The Company's equity commitment for the Skouries project is backstopped by a letter of credit issued under the Credit Facility. On June 27, 2024, the Company entered into an agreement with a syndicate of lenders to extend and increase the Credit Facility from $250 million to $350 million. As at September 30, 2024, after giving effect to investments in the project to date (including the proceeds of an equity investment in Eldorado of C$81.5 million by the European Bank for Reconstruction and Development in June 2023), the amount outstanding under the letter of credit for Skouries was €126.2 million ($141.3 million) and the Company's available balance under the Credit Facility was $208.4 million. The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries project.
(17)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
21. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or “CODM”) in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings (loss) from mine operations, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at September 30, 2024, Eldorado had five reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkiye reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkiye. The Canada reporting segment includes Lamaque and exploration activities in Canada. The Greece reporting segment includes the Olympias mine, the Skouries and Perama Hill projects and exploration activities in Greece. The Greece segment also includes the Stratoni mine and mill, which transitioned to care and maintenance during 2022. The Romania reporting segment includes the Certej project and exploration activities in Romania, and is classified as a disposal group held for sale at September 30, 2024. The Other reporting segment includes operations of Eldorado’s corporate offices.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the reporting segments share similar economic characteristics and have been aggregated accordingly.

As at and for the three months ended September 30, 2024	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$154,499	$111,553	$65,706	$—	$—	$331,758
Production costs	63,752	32,815	44,658	—	—	141,225
Depreciation and amortization	32,245	18,496	13,315	—	—	64,056
Earnings from mine operations	$58,502	$60,242	$7,733	$—	$—	$126,477

Other significant items of income and expense
Write-down of assets	$2	$—	$—	$—	$—	$2
Exploration and evaluation expenses	3,207	3,224	127	—	1,752	8,310
Mine standby costs	—	613	2,585	—	—	3,198
Income tax expense (recovery)	13,934	16,742	(17,923)	—	15,470	28,223
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	(6,142)	—	(6,142)

Capital expenditure information
Additions to property, plant and equipment during the period**	$37,466	$26,732	$92,128	$—	$1,771	$158,097
Capitalized interest	—	—	8,859	—	—	8,859
* Discontinued Operations (Note 4).
** Presented on an accrual basis, excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.
(18)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
21. Segment information (continued)

As at and for the three months ended September 30, 2023	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$114,264	$79,123	$51,441	$—	$—	$244,828
Production costs	49,260	26,895	39,347	—	—	115,502
Depreciation and amortization	30,181	18,190	14,612	—	—	62,983
Earnings (loss) from mine operations	$34,823	$34,038	$(2,518)	$—	$—	$66,343

Other significant items of income and expense
Write-down of assets	$1,087	$—	$1,837	$—	$—	$2,924
Exploration and evaluation expenses	2,367	3,496	181	—	244	6,288
Mine standby costs	—	388	2,994	—	—	3,382
Income tax expense (recovery)	40,765	6,599	5,095	—	(475)	51,984
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	(1,441)	—	(1,441)

Capital expenditure information
Additions to property, plant and equipment during the period**	$29,166	$26,389	$33,327	$—	$2,252	$91,134
Capitalized interest	—	—	5,441	—	—	5,441
* Discontinued Operations (Note 4).
** Presented on an accrual basis, excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.

(19)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
21. Segment information (continued)

As at and for the nine months ended September 30, 2024	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$422,179	$307,846	$156,841	$—	$—	$886,866
Production costs	179,536	101,590	110,914	—	—	392,040
Depreciation and amortization	85,832	53,783	38,358	—	—	177,973
Earnings from mine operations	$156,811	$152,473	$7,569	$—	$—	$316,853

Other significant items of income and expense
Write-down (recovery) of assets	$1,754	$—	$(342)	$—	$—	$1,412
Exploration and evaluation expenses	6,020	6,715	387	—	3,007	16,129
Mine standby costs	—	1,246	6,575	—	—	7,821
Income tax expense (recovery)	27,917	45,190	(15,143)	—	8,022	65,986
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	(8,635)	—	(8,635)

Capital expenditure information
Additions to property, plant and equipment during the period**	$109,052	$81,052	$247,229	$—	$8,433	$445,766
Capitalized interest	—	—	23,514	—	—	23,514

Information about assets and liabilities
Property, plant and equipment	$833,455	$754,541	$2,405,360	$—	$13,696	$4,007,052
Goodwill	—	92,591	—	—	—	92,591
	$833,455	$847,132	$2,405,360	$—	$13,696	$4,099,643

Debt	$—	$—	$363,366	$—	$485,830	$849,196
* Discontinued Operations (Note 4).
** Presented on an accrual basis, excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.
(20)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
21. Segment information (continued)

As at and for the nine months ended September 30, 2023	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$335,785	$231,374	$134,477	$—	$—	$701,636
Production costs	145,357	84,402	111,588	—	—	341,347
Depreciation and amortization	89,687	55,693	44,042	—	—	189,422
Earnings (loss) from mine operations	$100,741	$91,279	$(21,153)	$—	$—	$170,867

Other significant items of income and expense
Write-down of assets	$1,387	$—	$3,585	$—	$—	$4,972
Exploration and evaluation expenses	6,537	8,375	520	—	1,326	16,758
Mine standby costs	—	2,416	9,583	—	—	11,999
Income tax expense (recovery)	87,420	19,009	(1,191)	—	(1,657)	103,581
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	(2,154)	—	(2,154)

Capital expenditure information
Additions to property, plant and equipment during the period**	$80,661	$67,884	$118,220	$—	$7,190	$273,955
Capitalized interest	—	—	10,569	—	—	10,569
* Discontinued Operations (Note 4).
** Presented on an accrual basis, excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.

For the year ended December 31, 2023	Turkiye	Canada	Greece	Romania*	Other	Total

Information about assets and liabilities
Property, plant and equipment	$831,756	$729,685	$2,179,782	$—	$14,336	$3,755,559
Goodwill	—	92,591	—	—	—	92,591
	$831,756	$822,276	$2,179,782	$—	$14,336	$3,848,150

Debt	$—	$—	$143,368	$—	$492,691	$636,059
* Discontinued Operations (Note 4).

(21)